Exhibit 99.1

RIO ALTO ANNOUNCES NET INCOME OF US$49.8 MILLION FOR 2014

For Immediate Release	March 16, 2015

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, NYSE: RIOM) announces that, for 2014, net income amounted to $49.8 million or $0.21 per share and that cash flow from operations was $110.9 million.

Highlights for the quarter ended December 31, 2014 included:

  Net income amounted to $1.5 million, or $0.00 per share.  The recognition of final income tax adjustments occurred in Q4, and therefore resulted in a lower net income for the quarter ended December 31, 2014.

  Net cash provided by operations was $39.2 million.

  Gold produced and sold was 57,908 ounces which were sold at an average realized price of $1,192 per ounce.

  World Gold Council (“WGC”) adjusted operating costs per ounce of gold sold during the quarter were $549 per ounce.

  WGC all-in sustaining costs per ounce of gold sold were $760 per ounce.

  WGC all-in costs per ounce of gold sold were $819 per ounce.

Highlights for the year ended December 31, 2014 included:

  Net income amounted to $49.8 million, or $0.21 per share.

  Net cash provided by operations was $110.9 million.
  Gold produced and sold was 222,255 ounces, of which 209,350 ounces were sold at an average realized price of $1,251 per ounce.

  WGC adjusted operating costs per ounce of gold sold were $576 per ounce.

  WGC all-in sustaining costs per ounce of gold sold were $772 per ounce.

  WGC all-in costs per ounce of gold sold were $879 per ounce.

  On August 5, 2014, the Company completed the acquisition of Sulliden Gold Corporation Ltd. The main asset acquired was the Shahuindo Gold Project.

  Cash of $65.1 million was invested in capital, $4.8 million in exploration activities and $47.9 million to complete the Shahuindo acquisition.

  On July 4, 2014, the Company received funds of $35 million from a loan with BCP Banco de Credito del Peru (“BCP”).

Subsequent to December 31, 2014, the Company and Tahoe Resources Inc. announced that they have entered into a definitive agreement to combine their respective businesses and create a new, leading intermediate precious metals producer.

“I am very pleased with the Company’s operational and financial performance for 2014. The net cash generated from operations during Q4 of $39.2 million was an outstanding result. Our focused management team at La Arena has been able to deliver costs at, or below our low end of guidance and comfortably exceeded our high end of gold production guidance. The board of directors would like to express its appreciation for the commitment and effort of everyone involved in the operation of the La Arena Gold Mine and look forward to the same team executing and delivering the timely development of the Shahuindo Gold Project in 2015,” commented Alex Black, President & CEO.

The Company has filed its annual report on Form 40-F with the U.S. Securities and Exchange Commission, consisting of the Company's 2014 Annual Audited Consolidated Financial Statements, Management's Discussion and Analysis and Annual Information Form ("AIF"). These filings are available for viewing and retrieval at www.sec.gov. The AIF and the 2014 Annual Audited Consolidated Financial Statements and Management’s Discussion and Analysis have also been filed by the Company with the applicable Canadian regulatory bodies and are available for viewing and retrieval through Sedar at www.sedar.com.

The Company’s annual filings are also available on the Company’s website at www.rioaltomining.com.

Hard copies of the annual Audited Consolidated Financial Statements and accompanying notes are available, free of charge, to shareholders upon written request.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

Cautionary Notes

Rio Alto has included certain non-Generally Accepted Accounting Principles ("GAAP") financial measures in this press release, including WGC adjusted operating costs, WGC all-in sustaining costs, and WGC all-in costs. Rio Alto has prepared and presented these non-GAAP measures with comparative periods restated accordingly. These measures are prepared on the basis of ounces of gold sold. Under the WGC guidance, all-in sustaining costs include total production cash costs incurred at mining operations, sustaining capital expenditures, corporate administrative expense, stock-based compensation expense, exploration and evaluation costs, and reclamation cost accretion. In addition, the WGC guidance for all-in costs includes non-sustaining capital, non-cash costs and other expenditures not necessary to sustain current activities. These non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published its definitions, other companies may prepare these measures differently. For a more detailed discussion of these Non-GAAP measures, please refer to the Company's Annual Management Discussion & Analysis.

ON BEHALF OF RIO ALTO MINING LIMITED

Kathryn Johnson

Chief Financial Officer

FOR FURTHER INFORMATION, CONTACT:
Kathryn Johnson, Chief Financial Officer
Phone: 604.628.1401
Fax: 866.393.4493
Email: kathrynj@rioaltomining.com

Alejandra Gomez, VP Corporate Communications
Phone: 604.628.1401
Fax: 866.393.4493
Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com